Exhibit 12.1

Boston Edison Company

Computation of Ratio of Earnings to Fixed Charges

Twelve Months Ended March 31, 2004

(in thousands)

Net income from continuing operations	$131,734
Income taxes	91,633
Fixed charges (including securitization certificates)	107,544

Total	$330,911

Interest expense	$88,024
Interest component of rentals	19,520

Total	$107,544

Ration of earnings to fixed charges	3.08

Exhibit 12.2

Boston Edison Company

Computation of Ratio of Earnings to Fixed Charges

and Preferred Stock Dividend Requirements

Twelve Months Ended March 31, 2004

(in thousands)

Net income from continuing operations	$131,734
Income taxes	91,633
Fixed charges (including securitization certificates)	107,544

Total	$330,911

Interest expense	$88,024
Interest component of rentals	19,520

Subtotal	107,544
Preferred stock dividend requirements	3,323

Total	$110,867

Ration of earnings to fixed charges	2.98